SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Caribou Coffee Company, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
142042209
(CUSIP Number of Class of Securities (Underlying Common Stock))
Dan E. Lee, Esq.
Vice President, General Counsel and Secretary
3900 Lakebreeze Avenue North
Minneapolis, MN 55429
(763) 592-2200
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
Caribou Coffee Company, Inc.,
3900 Lakebreeze Avenue North,
Minneapolis, Minnesota 55429
Attention: Secretary
Telephone at (763) 592-2200
Calculation of Filing Fee

Transaction valuation	Amount of filing fee*

N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     Attached are (i) the Preliminary Proxy Statement for the Annual Meeting of Stockholders of Caribou Coffee Company, Inc. (the “Company”) to be held on May 21, 2009 (the “Preliminary Proxy Statement”), which contains a proposal submitted to the Company’s Stockholders to approve a one-time option exchange program for employees other than the Company’s named executive officers and directors (the “Option Exchange Program”); (ii) a written communication sent by the President and Chief Executive Officer of the Company to the Company’s employees on April 8, 2009 regarding the proposed Option Exchange Program; (iii) a Proposed Stock Option Exchange Program Q&A made available to the Company’s employees on April 8, 2009; and (iv) an email from Karen McBride, Vice President of Human Resources, to all Vice Presidents, Directors of Operations, District Managers, Communications and Human Resources Staff, regarding the proposed Option Exchange Program. The proposed Option Exchange Program will be commenced, if at all, if the Company’s Stockholders approve the proposal regarding the Option Exchange Program.
     The Option Exchange Program has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.
     In connection with the proposal to be voted on by the Companies stockholders, the Company has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Stockholders are urged to read such materials as and when they become available and before making any voting decision because they will contain important information about the proposal to be voted on by stockholders with respect to the Option Exchange Program.
     Stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company by directing a written request to: Caribou Coffee Company, Inc., 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota 55429, Attention: Secretary, or by telephone at (763) 592-2200.

Item 12. Exhibits.

Exhibit
Number	Description

99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on April 7, 2009 and incorporated herein by reference).

99.2	A written communication sent by the President and Chief Executive Officer of Caribou Coffee Company, Inc. (the “Company”) to the Company’s employees on April 8, 2009 regarding a proposal submitted to the Company’s stockholders to approve a one-time stock option exchange program for employees other than the Company’s named executive officers and directors (the “Option Exchange Program”).

99.3	A Proposed Stock Option Exchange Program Q&A made available to the Company’s employees on April 8, 2009 and attached to the written communication referred to as 99.2 above.

99.4	An email from Karen McBride, Vice President of Human Resources, to all Vice Presidents, Directors of Operations, District Managers, Communications and Human Resources Staff, regarding the proposed Option Exchange Program.